FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 14th July, 2006
/s/ Ioannis Pehlivanidis
Vice Chairman and Deputy Chief Executive Officer

NATIONAL BANK OF GREECE

PRESS RELEASE

Agreement regarding the acquisition of P&K by NBG

National Bank of Greece S.A. and investment house P&K have agreed in principle to the acquisition by NBG of 100% of P&K with a view to creating the largest provider of integrated investment services in SE Europe. The consideration for the acquisition was set at €48.7 million and corresponds to 1.81x the book value of P&K as at 30 June 2006 or 4.9x the forecast profits for 2006.

The single entity resulting from the merger of the two brokerage businesses will focus on the Greek capital market and the broader region of SE Europe, leveraging the existing infrastructure of the Group, particularly in Turkey and Romania.

As a provider of brokerage services, the single entity will hold first place in the Greek stock and derivatives market, in terms of both quality and quantity. Its market share, according to data for the first half of 2006, amounts to 23.5%, and it will serve the largest number of securities houses and international institutional end clients. The research department of the single entity has already been ranked for 2006 among the top three in the international rankings of the Extel Thompson Survey for provision of quality research on listed Greek companies and sectors of the Greek economy.

The single entity is expected to be a leading player in the primary and secondary Greek equity capital markets and aspires to expand this business within the context of the Group’s strategy to become the leading financial services provider in the region.

Mr Achilleas Kondogouris will undertake the general supervision of the Group’s brokerage business. Mr Lambros Papakonstandinou will join NBG International and its Group Equity Capital Markets operations.

As soon as the terms and conditions for the completion of the agreement have been met and regulatory approval received, both sides intend to finalise the agreement, at which point relevant announcements will be made.

Athens, 13 July 2006

This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction and is not intended to provide the basis for any credit or other evaluation of any securities or offering referred to herein.

Neither the shares of NBG nor the rights to acquire the same have been or will be registered under the U.S. Securities Act of 1933, as amended (the Securities Act) and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from such registration.